Exhibit 99.2

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Unaudited Interim Condensed Consolidated Balance Sheets

As of April 30, 2026 and October 31, 2025

	April 30, 2026	October 31, 2025

ASSETS
Current Assets
Cash and cash equivalents	627,851	3,787,678
Short-term investment	5,029,644	—
Accounts receivable, net	16,768	255,844
Due from related parties	769	35
Inventories	104,046	75,214
Advances to suppliers	11,278	9,384
Loans receivable from franchisees, net	885,861	1,021,181
Other receivables and other current assets	106,787	352,626
Total current assets	6,783,004	5,501,962
Non-current Assets
Property and equipment, net	297,435	157,999
Intangible assets, net	6,408	6,639
Operating lease right of use asset	181,274	180,243
Other non-current assets	192,975	105,773
Total non-current assets	678,092	450,654
TOTAL ASSETS	7,461,096	5,952,616

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	14,775	12,013
Due to related parties	—	7,026
Taxes payable	1,511,768	1,375,488
Operating lease liabilities – current	128,432	104,254
Contract liability	194,968	194,753
Accruals and other payables	165,964	188,312
Total current liabilities	2,015,907	1,881,846
Non-current liabilities
Operating lease liabilities – non-current	57,899	75,915
Total non-current assets	57,899	75,915
TOTAL LIABILITIES	2,073,806	1,957,761

Commitments and contingencies	—	—

Shareholders’ equity
Class A Ordinary Shares, $0.001 par value; 12,000,000,000 shares authorized; 4,543,884 and 296,488 shares issued and outstanding as of April 30, 2026, and October 31, 2025, respectively;*	4,544	296
Class B Ordinary Shares, $0.001 par value; 3,000,000,000 shares authorized; 381,000 shares issued and outstanding as of April 30, 2026, and October 31, 2025, respectively*	381	381
Additional paid in capital	30,261,334	28,021,581
Statutory reserve	217,264	217,264
Accumulated deficits	(25,096,549)	(24,178,267)
Accumulated other comprehensive income (loss)	316	(66,400)
Total shareholders’ equity	5,387,290	3,994,855
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,461,096	5,952,616

*	Retroactively restated to reflect the share split, reverse share split and share reorganization (See Note 15).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-1

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

For the Six Months Ended April 30, 2026 and 2025

	Six Months Ended April 30, 2026	Six Months Ended April 30, 2025
Revenues, net	1,257,689	1,239,197
Cost of revenues	45,719	58,500
Gross profit	1,211,970	1,180,697

Operating expenses
Selling and marketing expenses	560,577	229,775
General and administrative expenses	1,189,274	20,632,549
Research and development expenses	138,618	26,087
Allowance for expected credit losses	286,048	7,883
Total operating expenses	2,174,517	20,896,294
Operating loss	(962,547)	(19,715,597)

Non-operating income (expense) items:
Other income (expense)	(16,437)	58,154
Interest income	49,486	416
Interest (expense)	(4)	(20)
Total other income, net	33,045	58,550

Loss before income tax	(929,502)	(19,657,048)

Income tax (benefit) expense	(11,220)	178,946

Net loss	(918,282)	(19,835,994)

Other comprehensive income (loss) :
Foreign currency translation adjustment	66,716	(9,999)
Total comprehensive loss	(851,566)	(19,845,993)

Loss per share
Ordinary shares – basic and diluted	(0.33)	(36.89)
Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	2,801,186	537,744

*	Retroactively restated to reflect the share split, reverse share split and share reorganization (See Note 15).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficits)

For the Six Months Ended April 30, 2026 and 2025

	Ordinary Shares		Additional		Retained Earnings	Accumulated Other
	Number of Shares	Amount	Paid-in Capital	Statutory Reserves	(Accumulated Deficits)	Comprehensive Loss	Total Equity

Balance at October 31, 2024	500,000	500	1,161,211	131,962	271,788	(59,376)	1,506,085
Issuance of shares, net	27,488	27	2,640,320	—	—	—	2,640,347
Share-based Compensation	60,000	60	19,949,940	—	—	—	19,950,000
Net loss	—	—	—	—	(19,835,994)	—	(19,835,994)
Foreign currency translation adjustment	—	—	—	—	—	(9,999)	(9,999)
Balance at April 30, 2025	587,488	587	23,751,471	131,962	(19,564,205)	(69,375)	4,250,440

Balance at October 31, 2025	677,488	677	28,021,581	217,264	(24,178,267)	(66,400)	3,994,855
Issuance of shares, net	4,247,396	4,247	2,239,753				2,244,000
Net loss	—	—	—	—	(918,282)	—	(918,282)
Foreign currency translation adjustment	—	—	—	—	—	66,716	66,716
Balance at April 30, 2026	4,924,884	4,925	30,261,334	217,264	(25,096,549)	316	5,387,290

*	Retroactively restated to reflect the share split, reverse share split and share reorganization (See Note 15).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the Six Months Ended April 30, 2026 and 2025

(Unaudited)

	Six Months Ended April 30, 2026	Six Months Ended April 30, 2025
Cash flows from operating activities
Net loss	(918,282)	(19,835,994)
Depreciation and amortization	95,282	15,508
Allowance for credit losses	286,048	7,883
Allowance for Inventory	(1,760)	—
Impairments and write-offs of assets	134	4,734
Deferred tax benefits	(71,290)	(1,993)
Operating lease expenses	52,027	14,098
Share-based Compensation Expense	—	19,950,000
Non-cash interest income	(10,754)	(29,000)
Changes in operating assets and liabilities:
Accounts receivable	245,322	201,410
Inventories	(23,543)	(570)
Advances to suppliers	(1,468)	16,124
Other receivables and other current assets	249,183	9,499
Operating advance payments to related parties	(719)	(263)
Other non-current assets	(9,901)	(3,141)
Accruals and other payables	(27,831)	(100,169)
Accounts payable	2,211	(6,762)
Taxes payable	76,499	218,358
Contract liability	(7,897)	(200,867)
Operating lease liabilities	(46,988)	(13,422)
Net cash (used in) provided by operating activities	(113,727)	245,433
Cash flows from investing activities
Purchase of equipment and intangible assets	(225,065)	(2,213)
Loans to franchisees	(573,647)	(691,377)
Loan repayment from franchisees	462,943	416,890
Short-term investments	(5,018,889)	—
Loans to the third party	—	(3,000,000)
Repayment from related parties	—	14,270
Net cash used in investing activities	(5,354,658)	(3,262,430)

Cash flows from financing activities
Proceeds from shareholder’s contribution of capital	—	—
Proceeds from issuance of shares	2,244,000	4,277,807
Borrowing from related party	—	7,462
Repayment to related parties	(7,189)	—
IPO Costs	—	(451,758)
Net cash provided by financing activities	2,236,811	3,833,511

Net (decrease) increase in cash and cash equivalents	(3,231,574)	816,514

Effect of foreign currency translation	71,747	(12,727)
Cash and cash equivalents– beginning of period	3,787,678	547,498
Cash and cash equivalents– end of period	$627,851	$1,351,285

Supplementary cash flow information:
Interest paid	$—	$—
Income tax paid	$—	$—
Non-cash investing and financing activities:
Non-cash IPO costs	—	(97,302)
Non-cash interest (loss) income	(10,754)	29,000
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$41,558	$34,759

The accompanying notes are an integral part of these unaudited condensed consolidated financial.

F-4

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION

Park Ha Biological Technology Co., Ltd. (“Park Ha Cayman”) was incorporated in the Cayman Islands on October 11, 2022. The Company is an investment holding company; its primary business operations are conducted through its subsidiaries and VIEs as described below.

Park Ha Biological Technology (HK) Co., Ltd. (“Park Ha HK”) was incorporated in Hong Kong on October 25, 2022. It is a wholly owned subsidiary of Park Ha Cayman.

Park Ha Investment (Wuxi) Co., Ltd. (“Park Ha WFOE”) was incorporated on May 5, 2023 as a wholly foreign owned entity in the People’s Republic of China (“PRC”). Park Ha WFOE is a wholly owned subsidiary of Park Ha HK.

Wuxi Xinzhan Enterprise Management Consulting Co., Ltd. (“XinZhan”) was incorporated on March 31, 2016 in the People’s Republic of China (“PRC”) with Ms. Xiaoqiu Zhang being the majority shareholder owning 75.2% of XinZhan prior to the equity transfer described below. XinZhan takes the lead in promoting the franchisee market and looking for franchisees. XinZhan signs a franchise agreement with the franchisee. The franchise agreement grants the franchisee the license to open stores under the “PARK HA” brand in a specific area. Franchisees authorized to sell Park Ha Jiangsu’s “PARK HA” brand products or third-party products authorized by XinZhan must comply with the terms of the franchise agreement.

Shanghai Park Ha Industrial Development Co., Ltd. (“Park Ha Shanghai”) was incorporated on April 17, 2017 in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of Wuxi XinZhan. Park Ha Shanghai’s primary business includes beauty services, sales of beauty products and devices, management of beauty salon franchises.

Jiangsu Park Ha Biotechnology Co., Ltd. (“Park Ha Jiangsu”) was incorporated on August 13, 2019 in the People’s Republic of China (“PRC”) with Ms. Xiaoqiu Zhang being the majority shareholder owning 75.2% of Park Ha Jiangsu prior to the equity transfer described below. Park Ha Jiangsu has developed a full range of “PARK HA” brand skin care products through cooperation with biological laboratories. Our product range ranges from basic skin physical protection, exfoliation, and sebum film repair to surface microecological balance and anti-aging. These products are sold through directly operated retail stores and franchisees.

On May 17, 2023, Park Ha WFOE entered into equity transfer agreements with each shareholder of Wuxi XinZhan and Park Ha Jiangsu to purchase all the equity interest in such entities. The restructure was completed on July 7, 2023. As a result, Wuxi XinZhan and Park Ha Jiangsu became a wholly owned subsidiary of Park Ha WFOE.

Upon the completion of the above Reorganization, Park Ha Cayman became the ultimate holding company of all other entities mentioned above. The Company is effectively controlled by the same group of controlling shareholders before and after the Reorganization; therefore, the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company was accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the period presented comprise those of the previous separate entries combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Wuxi Mufeng Biotechnology Co., Ltd (“Wuxi Mufeng”) and Wuxi Muchen Biotechnology Co., Ltd (“Wuxi Muchen”) were incorporated on February 21, 2025 in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of Park Ha Jiangsu.

Xinyuexuan Beauty Salon（“xinyuexuan”)was incorporated on July 28, 2025 in the People’s Republic of China (“PRC”) and is controlled by Park Ha Jiangsu through contractual arrangement as its variable interest entity (“VIE”).

Aimei Hui Beauty Salon(“Aimei Hui”) was incorporated on August 11, 2025 in the People’s Republic of China (“PRC”) and is controlled by Park Ha Jiangsu through contractual arrangement as its VIE.

F-5

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION (cont.)

Huishan District Xuanyayue (“Xuanyayue”) was incorporated on January 22, 2025, in the People’s Republic of China (“PRC”) and is controlled by Park Ha Jiangsu through contractual arrangement as its VIE. Xuanyayue closed down on October 10, 2025.

Hefeng Beautv Salon(“Hefeng”) was incorporated on November 27, 2025 in the People’s Republic of China (“PRC”) and is controlled by Park Ha Jiangsu through contractual arrangement as its VIE.

Wuxi Maohe Biotechnology Co., Ltd (“Wuxi Maohe”) was incorporated on December 3, 2025 in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of Wuxi Xinzhan.

In support of its business expansion, the Company established four salons—Xinyuexuan, Aimei Hui, Xuanyayue, and Hefeng—during 2025, in which neither it nor its subsidiaries hold any equity interest. Control over these entities is exercised by Park Ha Jiangsu through contractual arrangements in lieu of direct ownership. Pursuant to these agreements, Park Ha Jiangsu, as the actual capital contributor, is responsible for their operational management and is entitled to all profits as well as bears all losses arising therefrom. Accordingly, the Company consolidates the accounts of these entities for the periods presented herein in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”) and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

 Park Ha Biological Technology Co., Ltd., its subsidiaries and VIEs are collectively referred to as the “Company”.

The accompanying unaudited condensed consolidated financial statements reflect the activities of Park Ha Cayman and each of the following entities:

Name	Background	Ownership
Park Ha Biological Technology (HK) Co., Ltd.	Incorporated on October 25, 2022 as a limited liability company in Hong Kong	100% owned by Park Ha Cayman
Park Ha Investment (Wuxi) Co., Ltd.	Incorporated on May 5, 2023 as a limited liability company in the PRC	100% owned by Park Ha HK
Jiangsu Park Ha Biological Technology Co., Ltd.	Incorporated on August 13, 2019 as a limited liability company in the PRC	100% owned by Park Ha Investment
Wuxi Xinzhan Enterprise Management Consulting Co., Ltd.	Incorporated on March 31, 2016 as a limited liability company in the PRC	100% owned by Park Ha Investment
Shanghai Park Ha Industrial Development Co., Ltd.	Incorporated on April 17, 2017 as a limited liability company in the PRC	100% owned by Xinzhan
Wuxi Muchen Biotechnology Co., Ltd	Incorporated on February 21, 2025 as a limited liability company in the PRC	100% owned by Park Ha Jiangsu
Wuxi Mufeng Biotechnology Co., Ltd.	Incorporated on February 21, 2025 as a limited liability company in the PRC	100% owned by Park Ha Jiangsu
Xinyuexuan Beauty Salon，Wuxi Economic Development Zone	Incorporated on July 28, 2025	100% agreement control by Park Ha Jiangsu
Aimeihui Beauty Center，Wuxi Economic Development Zone	Incorporated on August 11, 2025	100% agreement control by Park Ha Jiangsu
Huishan District Xuanyayue Beauty Salon	Incorporated on January 22, 2025	100% agreement control by Park Ha Jiangsu (close down on Oct.10 2025)
Hefeng Beautv Salon	Incorporated on November 27, 2025	100% agreement control by Park Ha Jiangsu
Wuxi Maohe Biotechnology Co., Ltd	Incorporated on December 3, 2025	100% owned by Xinzhan

F-6

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the Company’s unaudited condensed consolidated financial statement. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the year ended October 31, 2025 included in the other.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and VIEs over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. Operating results for the six months ended April 30, 2026, and 2025 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant accounting estimates include certain assumptions related to, among others, the valuation of the amount due from related parties, inventory valuations, the estimation of useful lives of property and equipment and intangible assets, allowance for expected credit losses, and income taxes, including the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Functional and Presentation Currency

The functional currency of the Company is the currency of the primary economic environment in which the Company operates, which is Chinese Yuan (“RMB”). The RMB is not freely convertible into the US dollar and may be subject to PRC currency restrictions for payments, including the distributions of dividends or retained earnings to the Company by its subsidiaries.

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of the reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, shareholder’s equity accounts are translated at historical rates, and income and expense items are translated at the periodic average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss) in the shareholder’s equity section of the balance sheets.

F-7

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Exchange rate used for the translation as follows:

	As of
	April 30, 2026	October 31, 2025
Period end US$: RMB exchange rate	6.8273	7.1169

	For the six months ended
	April 30
	2026	2025
Period average US$: RMB exchange rate	6.9555	7.2681

Fair Values of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follow:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Cash and Cash Equivalents

Cash consists of cash on hand and cash in bank, as well as balances in Douyin and Meituan accounts, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains cash with various financial institutions primarily in mainland China. The Company has not experienced any losses in bank accounts. The balances in Douyin and Meituan represent transaction balances from customers purchasing products through these platforms. Merchants’ income can be withdrawn within 1-3 business days without any restrictions.

Short-term investment

Short-term investments consist of bank term deposits maturing within one to three months. These deposits are measured at amortized cost, with interest income recognized using the contractual bank rates.

F-8

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable and allowance for credit losses

Accounts receivables are stated at the historical carrying amount net of allowance for expected credit losses.

The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2023 using a modified retrospective approach. The Company also adopted this guidance to due from related parties, loans receivable from franchisees, other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors), and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

Inventory

Inventories, which are primarily comprised of finished goods for sale, goods shipped to customer and raw materials, are stated at the lower of cost or net realizable value, using the weighted average method and is based on purchase cost. The Company evaluates the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis.

Loans Receivable

Loans receivable is recorded at origination at the fair value less estimates for expected credit losses. Loans receivable is reviewed periodically to determine whether it‘’s carrying value has become impaired. The Company uses credit loss method to estimate the allowance for loans receivables.

Property and Equipment

Property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Office furniture	5 years
Motor Vehicle	4 years
Office equipment	2.5-5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

Intangible assets

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible assets mainly represent software at cost, less accumulated amortization on a straight-line basis over an estimated life of ten years.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the six months ended April 30, 2026 and 2025 was nil.

F-9

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. According to the standard, financial statements are required to disclose material related-party transactions other than compensation arrangements, expense allowances, or other similar items that occur in the ordinary course of business. A related party is essentially any party that controls or can significantly influence the management or operating policies of the company to the extent that the company may be prevented from fully pursuing its own interests. Related parties include affiliates, investees accounted for by the equity method, trusts for the benefit of employees, principal owners, management, and immediate family members of owners or management. Transactions with related parties must be disclosed even if there is no accounting recognition made for such transactions (e.g., a service is performed without payment).

Lease

The Company recognizes right-of-use (“ROU”) assets and lease liabilities for its lease commitments with terms greater than one year. Contractual options to extend or terminate lease agreements are reflected in the lease term when they are reasonably certain to be exercised. The initial measurements of new ROU assets and lease liabilities are based on the present value of future lease payments over the lease term as of the commencement date. In determining future lease payments, the Company has elected not to separate lease and non-lease components. As the Company’s lease arrangements do not provide an implicit interest rate, we apply the Company’s incremental borrowing rate based on the information available at the commencement date in determining the present value of future lease payments. Relevant information used in determining the Company’s incremental borrowing rate includes the duration of the lease, transaction currency of the lease, and the Company’s credit risk relative to risk-free market rates. The Company’s ROU assets also include any initial direct costs incurred and exclude lease incentives. The Company’s lease agreements do not contain any significant residual value guarantees or restrictive covenants. All leases of the Company are classified as operating leases, with lease expense being recognized on a straight-line basis.

Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to its clients. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

The Company generate revenues from sales of beauty products and devices, and management of beauty salon franchises.

Sales of Beauty Products and Devices:

The contracts for sales of beauty products and devices are established either through direct transactions or through formal agreements, creating enforceable rights and obligations for both parties. For these sales, the Company recognizes a single performance obligation: the transfer of goods to the customer. There are no additional identifiable promises within these contracts. The Company does not offer price protection but do allow for the return of goods in cases of quality issues, adhering to the standard warranty practices. The Company recorded reserve for sales returns was $nil for the six months ended April 30, 2026, and 2025.

F-10

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For sales at our owned store locations, revenue is recognized at the point of transfer of control, typically when the customer makes payment and accepts the goods in-store.

Regarding online sales via third-party platforms, control is transferred, and revenue is recognized at the point of delivery to the customer, facilitated by express delivery services.

Sales and deliveries of beauty products and devices to the franchisees are treated as distinct performance obligations, separate from the franchise agreement. These transactions are not highly dependent on, nor are they integrated with, the franchise services, allowing the franchisee to benefit from the goods independently. Revenue from sales to franchisees is recognized upon the transfer of control of the goods, generally upon delivery. As franchisees take ownership and resell the products at their discretion, these transactions are not considered consignment sales.

Management of beauty salon franchises:

The Company’s franchise revenues comprise non-refundable initial franchise fees received from franchisees. The initial franchise services, which constitute the Company’s obligation under these agreements, include: (i) granting exclusive operating rights in a specific area, (ii) allowing the use of the “PARK HA” brand, and (iii) providing initial setup services. These setup services encompass assistance with site selection, marketing strategy formulation, and training for franchisee management and beauticians.

Following the revenue recognition standard ASC 606, we consider the initial franchise services indistinct from the ongoing rights provided during the franchise agreement term. Consequently, these services are treated as a single performance obligation. Accordingly, initial franchise fees are deferred and recorded as a “Contract Liability.” These fees are recognized over the franchise term as the performance obligation is satisfied, typically spanning one year.

The Company offers advertising and renovation subsidies to franchisees, calculated as a percentage of the franchise fee. Since these subsidies are not in exchange for distinct goods or services from franchisees, they are accounted for as a reduction in the transaction price of the franchise fee.

The Company also offers short-term loans to franchisees, with terms not exceeding six months. The loan amounts are based on the franchise fee and a fixed ratio. Given the short duration of these loans, as a practical expedient, the Company does not adjust the consideration for the effects of a significant financing component.

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of beauty products and devices and unearned franchise fee. As of April 30, 2026 and October 31, 2025, the Company’s advances from customer deposit and unearned franchise fee amounted to $194,968 and $194,753, respectively.

The Company reports revenues net of applicable sales taxes and related surcharges.

F-11

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of revenues

Costs of sales of beauty products and devices consist primarily of materials costs, shipping and handling expenses, inspection costs and related costs, which are directly attributable to products. Write-down of inventories is also recorded in cost of sales, if any.

Costs of revenue of beauty salon franchises consist primarily of training costs, promotional material costs and related costs, which are directly attributable to franchises business.

Shipping and handling fees incurred to transport goods to customers are paid directly to the logistics company by customers.

Selling and marketing expense

Sales and marketing expenses consist primarily of salaries & wages expenses to sales and marketing personnel, promotion expenses, depreciation expense of leasehold improvements, rent expense, social insurance, and advertising cost etc. The Company expenses all advertising costs as incurred. Advertising costs were $14,947 and $3,010 for the six months ended April 30, 2026 and 2025, respectively.

General and administrative expenses

General and administrative expenses consist primarily of legal and other professional service fee, audit fee, salary & wages for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation of fixed assets which are not used in research and development activities, directors’ remuneration, rent, vehicle lease, training fee, conference fee, and other general corporate related expenses.

Research and development

The Company expenses research and development expenses when incurred as periodic costs. The Company recognized research and development expenses for the six months ended April 30, 2026, and 2025 in the amounts of $138,618 and $26,087, respectively. Research and development expenses primarily comprise of employees’ wages and benefits, outsourced research and development costs, as well as expenditures related to patent fees.

Value Added Tax (VAT)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance on the balance sheet.

Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the periods of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

F-12

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in foreign currency translation loss in the unaudited condensed consolidated statements of operations and comprehensive income.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign-invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign-invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset the accumulated loss.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the six months ended April 30, 2026 and 2025, the Company does not have any outstanding ordinary shares equivalents; therefore, a separate computation of diluted earnings (loss) per share is not presented.

Commitments and Contingencies

The Company follows ASC 450-20, “Loss Contingencies,” to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of April 30, 2026 and October 31, 2025.

F-13

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The Company adopted ASU 2023-07 for the year ended October 31, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated balance sheets, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews consolidated results when making decisions, allocating resources and assessing performance of the Company. The CODM considers that the Company has two business segments which are comprised of products sales and franchise service. As our long-lived assets are substantially located in the PRC, no geographical segments are presented.

The CODM evaluates segment performance and makes resource allocation decisions by regularly reviewing segment net income (loss), which is also reported as consolidated net income (loss) in the consolidated statements of operations and comprehensive income (loss). Segment assets are measured and reported as total consolidated assets on the consolidated balance sheets.

Concentration and risks

a) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions or trading platforms.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

b) Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are RMB and U.S. dollars, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash, accounts receivable and accounts payable. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

Recent Accounting Pronouncements

Recently issued Accounting Standards Updates (“ASUs”) by the FASB are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 — Variable interest entity

On July 28, 2025, August 11,2025 ,January 22, 2025 and November 27, 2025, Park Ha Jiangsu entered into the Contractual Arrangements with Xinyuexuan, Aimeihui, Xuanyayue and Hefeng. The significant terms of these Contractual Arrangements are summarized in “Note 1 – Nature of business and organization” above. As a result, the Company classifies Xinyuexuan, Aimeihui, Xuanyayue and Hefeng as a VIE which should be consolidated based on the structure as described in Note 1.

F-14

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 3 — Variable interest entity (cont.)

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Park Ha Jiangsu is deemed to have a controlling financial interest and be the primary beneficiary of Xinyuexuan, Aimeihui, Xuanyayue and Hefeng, because it has both of the following characteristics:

(1)	The power to direct activities at Xinyuexuan, Aimeihui, Xuanyayue and Hefeng that most significantly impact such entity’s economic performance, and

(2)	The right to receive benefits from Xinyuexuan, Aimeihui, Xuanyayue and Hefeng that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Park Ha Jiangsu, as the actual capital contributor, is responsible for their operational management and is entitled to all profits generated from these entities as well as bears all losses incurred thereby. The Contractual Arrangements are designed so that Xinyuexuan, Aimeihui, Xuanyayue and Hefeng operates for the benefit of Park Ha Jiangsu and ultimately, the Company.

Under the Contractual Arrangements, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as Individually-Owned Business under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Accordingly, the accounts of Xinyuexuan, Aimeihui, Xuanyayue and Hefeng are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Company’s interim condensed consolidated financial statements.

The carrying amount of the VIEs’ unaudited Interim consolidated assets and liabilities are as follows:

	April 30, 2026	October 31, 2025
ASSETS
Current assets
Cash and cash equivalents	37,222	97,472
Accounts receivables, net	3,674	2,006
Amounts due from Group companies	95,891	2,062
Inventories, net	6,473	3,611
Other receivables and other current assets	70,171	570
Total current assets	213,431	105,721
Non-current Assets
Property and equipment, net	175,583	99,675
Operating lease right of use asset, net	42,008	34,508
Other non-current assets	6,735	1,405
Total non-current assets	224,326	135,588
TOTAL ASSETS	437,757	241,309

LIABILITIES
Current liabilities
Amounts due to Group companies	167,185	76,226
Operating lease liabilities – current	27,504	22,526
Accruals and other payables	46,871	36,255
Total current liabilities	241,560	135,007
Non-current liabilities
Operating lease liabilities – non-current	8,295	12,901
Total non-current assets	8,295	12,901
TOTAL LIABILITIES	249,855	147,908

F-15

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 3 — Variable interest entity (cont.)

The summarized operating results of the VIEs are as follows:

	Six Months Ended April 30, 2026	Six Months Ended April 30, 2025
Revenues, net	353,387	-
Cost of revenues	20,611	-
Gross profit	332,776	-

Operating expenses
Selling and marketing expenses	206,284	-
General and administrative expenses	37,641	-
Total operating expenses	243,925	-
Operating income	88,851	-

Other income (expense):
Other income (expense)	-	-
Interest income	21	-
Total other income (expenses)	21	-

Net income	88,872	-

F-16

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 3 — Variable interest entity (cont.)

Selected Unaudited Interim Condensed Consolidating Financial Schedule

As a holding company with no material operations of its own, substantially all of our business activities are conducted through our subsidiaries and variable interest entities (VIEs) located in the People’s Republic of China (PRC). The following tables present selected condensed consolidated financial data of Park Ha Cayman and its subsidiaries and the VIEs and the WFOE and the primary beneficiary company of the VIEs as of April 30, 2026.

The VIEs were effectively established primarily in the second half of 2025 and did not commence operations until after that date. Therefore, the schedule included below presents financial information only for the fiscal year ended October 31, 2025 and the six months ended April 30, 2026 only.

SELECTED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

For the six month ended,
April 30, 2026
	The parent company Park Ha	The WFOE Park Ha	The primary beneficiary of the VIEs Park Ha		Other		Consolidated
	Cayman	Investment	Jiangsu	VIEs	entities	Eliminations	Total
Revenue	—	—	254,136	353,387	677,932	(27,766)	1,257,689
Cost of revenue	—	180	47,729	20,611	4,965	(27,766)	45,719
Gross profit	—	(180)	206,407	332,776	672,967	—	1,211,970
Investments in subsidiaries and the VIEs	(299,263)	—	—	—	—	299,263	—
Net income (loss)	(918,282)	(29,512)	(261,203)	88,872	(97,420)	299,263	(918,282)
Comprehensive income (loss)	(851,566)	(29,512)	(261,182)	88,872	(101,075)	302,897	(851,566)

F-17

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 3 — Variable interest entity (cont.)

SELECTED UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

As of April 30, 2026
	The parent company Park Ha	The WFOE Park Ha	The primary beneficiary of the VIEs Park Ha		Other		Consolidated
	Cayman	Investment	Jiangsu	VIEs	entities	Eliminations	Total
Cash and cash equivalents	139,306	276	21,784	37,222	429,263	—	627,851
Short term Investment	3,805,278	1,224,366	—	—	—	—	5,029,644
Receivable from the VIEs	—	—	37,576	—	92,991	(130,567)	—
Intercompany Receivable	—	—	518,097	95,891	2,907,573	(3,521,561)	—
Total current assets	3,944,584	1,224,642	717,304	213,431	4,335,171	(3,652,128)	6,783,004
Investments in subsidiaries and the VIEs	3,483,557	207,842	—	—	304,659	(3,996,058)	—
Total assets	7,428,141	1,432,484	920,295	437,757	4,890,605	(7,648,186)	7,461,096
Payable to the VIEs	—	—	2,150	—	57,124	(59,274)	—
Intercompany Payable	2,010,851	—	977,402	167,185	324,969	(3,480,407)	—
Total liabilities	2,040,851	170	1,249,415	249,855	2,073,196	(3,539,681)	2,073,806
Total shareholders’ equity	5,387,290	1,432,314	(329,120)	187,903	2,817,408	(4,108,505)	5,387,290
Total liabilities and shareholders’ equity	7,428,141	1,432,484	920,295	437,757	4,890,605	(7,648,186)	7,461,096

As of October 31, 2025
	The parent company Park Ha	The WFOE Park Ha	The primary beneficiary of the VIEs Park Ha		Other		Consolidated
	Cayman	Investment	Jiangsu	VIEs	entities	Eliminations	Total
Cash and cash equivalents	2,056,270	1,403,036	100,677	97,472	130,223	—	3,787,678
Receivable from the VIEs	—	—	30,820	—	44,002	(74,822)	—
Intercompany Receivable	—	—	486,374	2,062	2,653,362	(3,141,798)	—
Total current assets	2,349,603	1,403,036	746,951	105,721	4,113,271	(3,216,620)	5,501,962
Investments in subsidiaries and the VIEs	3,716,103	—	—	—	—	(3,716,103)	—
Total assets	6,065,706	1,403,036	966,094	241,309	4,494,433	(7,217,962)	5,952,616
Payable to the VIEs	—	—	2,062	—	(1,405)	(657)	—
Intercompany Payable	2,010,851	—	918,329	76,226	180,969	(3,186,375)	—
Total liabilities	2,070,851	163	1,197,986	147,908	1,727,886	(3,187,033)	1,957,761
Total shareholders’ equity	3,994,855	1,402,873	(231,892)	93,401	2,766,547	(4,030,929)	3,994,855
Total liabilities and shareholders’ equity	6,065,706	1,403,036	966,094	241,309	4,494,433	(7,217,962)	5,952,616

F-18

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 3 — Variable interest entity (cont.)

SELECTED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six month ended,
April 30, 2026
	The parent company Park Ha	The WFOE Park Ha	The primary beneficiary of the VIEs Park Ha		Other		Consolidated
	Cayman	Investment	Jiangsu	VIEs	entities	Eliminations	Total
Net cash (used in) provided byoperating activities	(360,964)	(34,988)	(195,074)	79,739	397,560	—	(113,727)
Net cash (used in) provided by investing activities	(3,800,000)	(1,422,901)	(3,853)	(143,771)	(188,144)	204,011	(5,354,658)
Net cash provided by (used in) financing activities	2,244,000	—	(7,189)	—	—	—	2,236,811

NOTE 4 — ACCOUNTS RECEIVABLES, NET

As of April 30, 2026 and October 31, 2025, accounts receivables, net is comprised of the following:

	April 30, 2026	October 31, 2025
Accounts receivables – Non franchisees	26,001	22,331
Allowance for expected credit losses	(18,623)	(17,866)
Accounts receivables, net – Non-franchisees	7,378	4,465

	April 30, 2026	October 31, 2025
Accounts receivables – Franchisees	141,770	378,372
Allowance for expected credit losses	(132,380)	(126,993)
Accounts receivables, net – Franchisees	9,390	251,379

F-19

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 4 — ACCOUNTS RECEIVABLES, NET (cont.)

In accordance with contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs as of April 30, 2026 and October 31, 2025. As the respective VIEs are incorporated as individual business under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs.

The following is a summary of the activity in the allowance for expected credit losses:

	April 30, 2026	October 31, 2025
Balance at beginning of period – Non-franchisees	17,866	157,769
Provision	—	—
Reversal	—	(50,091)
Written-off	—	(87,923)
Effect of translation adjustment	757	(1,889)
Balance at end of period – Non-franchisees	18,623	17,866

	April 30, 2026	October 31, 2025
Balance at beginning of period – Franchisees	126,993	74,082
Provision	—	52,180
Reversal	—	—
Effect of translation adjustment	5,387	731
Balance at end of period – Franchisees	132,380	126,993

NOTE 5 — INVENTORY, NET

As of April 30, 2026 and October 31, 2025, inventory comprised of the following:

	April 30, 2026	October 31, 2025
Raw materials	28,148	13,254
Finished goods	87,168	74,491
Allowance for Inventory	(11,270)	(12,531)
Inventories, net	104,046	75,214

Inventory write-down expense was $134 and $4,734 for the six months ended April 30, 2026 and 2025, respectively.

F-20

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 6 — LOANS RECEIVABLE FROM FRANCHISEES, NET

Loans receivables from franchisees consist of non-interest-bearing advances provided by the Company to its franchisees to purchase inventory, equipment; or for use as working capital. The maturity date of the loan is 180 days from the date of disbursement of funds.

As of April 30, 2026 and October 31, 2025, loan receivables from franchisees, net comprised of the following:

	April 30, 2026	October 31, 2025
Loan receivables from franchisees	1,420,034	1,254,057
Allowance for expected credit losses	(534,173)	(232,876)
Loan receivables from franchisees, net	885,861	1,021,181

The following is a summary of the activity in the allowance for expected credit losses:

	April 30, 2026	October 31, 2025
Balance at beginning of period	232,876	55,520
Provision	286,049	183,501
Written-off	—	(8,571)
Effect of translation adjustment	15,248	2,426
Balance at end of period	534,173	232,876

The following is a summary of the movement of the loan:

	April 30, 2026	October 31, 2025
Balance at beginning of period	1,254,057	801,512
Loans lend to franchisees	573,650	1,103,211
Repayment from franchisees	(462,945)	(656,937)
Effect of translation adjustment	55,272	6,271
Balance at end of period	1,420,034	1,254,057

The amount of loans that are past due as of April 30,2026 and October 31, 2025 were $835,616 and $947,042 respectively. As of the reporting date, the amount of loans that are past due is $826,095.

F-21

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 6 — LOANS RECEIVABLE FROM FRANCHISEES, NET (cont.)

As of April 30, 2026 and October 31, 2025, loans receivable from franchisees, net comprised of the following:

	April 30, 2026	October 31, 2025
Gao Wenjing	54,926	52,691
Wang Shimei	54,926	52,691
Zeng Yongjian	48,335	46,369
Song Mingfang	58,588	52,691
Wang Zhiya	—	52,691
Yu Yang	58,588	108,896
Yan Tianxiang	9,521	—
Wang Xuefeng	190,412	182,664
Zheng Yanhai	9,521	9,133
Chen Yu	—	9,133
Zhang Ying	—	9,133
Wang Hongli	—	9,133
Ge Xiaoqing	117,177	—
Sheng Xidong	9,521	—
Zhou Guixiang	68,109	—
Wang Jia	9,521	—
Meng Hao	58,588	52,691
Sun Zhongyao	9,521	—
Wu Yinghan	190,412	182,664
Liu Yuping	190,412	182,664
Xiao Yang	19,041	18,266
Shen Yue	9,521	9,133
Zhao Zhe	9,521	9,134
Shen Huaimei	58,588	108,896
Sun Xuqiang	68,109
Zhu Hongjun	58,588
Wang Jingfeng	58,588
Tang Sumei	—	52,692
Li Ruonan	—	52,692
	1,420,034	1,254,057
Less: Allowance for expected credit loss	(534,173)	(232,876)
Loan receivables from franchisees, net	885,861	1,021,181

F-22

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 7 — OTHER RECEIVABLES AND OTHER CURRENT ASSETS, net

As of April 30, 2026 and October 31, 2025, other receivables and other current assets comprised of the following:

	April 30, 2026	October 31, 2025
Other receivables	27,132	25,765
Prepaid expenses	91,123	337,863
Total	118,255	363,628
Allowance for expected credit loss	(11,468)	(11,002)
Other receivables and other current assets, net	106,787	352,626

NOTE 8 — PROPERTY & EQUIPMENT, NET

As of April 30, 2026 and October 31, 2025, property and equipment, net comprised of the following:

	April 30, 2026	October 31, 2025
At Cost:
Office furniture	9,232	8,856
Motor vehicle	153,852	147,591
Office equipment	23,334	13,189
Leasehold improvements	496,627	265,653
Total, Cost	683,045	435,289
Accumulated depreciation	(385,610)	(277,290)
Total, net	297,435	157,999

Depreciation expenses were $94,779 and $15,026 for the six months ended April 30, 2026 and 2025, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

As of April 30, 2026 and October 31, 2025, intangible assets, net comprised of the following:

	April 30, 2026	October 31, 2025
At Cost:
Trademark	264	253
Software	10,253	9,836

Accumulated depreciation	(4,109)	(3,450)
Total, net	6,408	6,639

Amortization expenses were $503 and $482 for the six months ended April 30, 2026 and 2025, respectively.

	For the years ending October 31,
	2026*	2027	2028	2029	2030	thereafter
Amortization expenses	513	1026	1026	1026	1026	1,791

*	For the six months ending October 31, 2026

F-23

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 10 — OTHER NON-CURRENT ASSETS

As of April 30, 2026 and October 31, 2025, other non-current assets comprised of the following:

	April 30, 2026	October 31, 2025
Lease deposits	33,454	22,416
Deferred Tax Asset	159,521	83,357
Total	192,975	105,773

NOTE 11 — TAXES PAYABLE

As of April 30, 2026 and October 31, 2025, taxes payable comprised of the following:

	April 30, 2026	October 31, 2025
Enterprise income tax payable	1,114,087	1,010,451
Value-added tax, net	356,777	327,124
City maintenance and construction tax	22,904	21,331
Additional education fees	9,965	9,286
Other taxes	8,035	7,296
Total	1,511,768	1,375,488

NOTE 12 — CONTRACT LIABILITIES

For service contracts where the performance obligation is not completed, contract liabilities were recorded for any payments received in advance of the performance obligation. The payments received in advance will not be refunded and will be amortized in future when met performance obligations.

As of April 30, 2026 and October 31, 2025, contract liabilities is comprised of the following:

	April 30, 2026	October 31, 2025
Unearned franchise fee	194,968	194,753
Customer advance for beauty products	—	—
Total	194,968	194,753

The unearned franchise fee of $194,968 is to be recognized to revenue within one year from April 30, 2026.

F-24

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 12 — CONTRACT LIABILITIES (cont.)

As of April 30, 2026 and October 31, 2025, unearned franchise fee comprised of the following:

	April 30, 2026	October 31, 2025
Yan Tianxiang	2,448	—
Song Mingfang	13,463	—
Yu Yang	20,527	58,015
Sheng Xidong	2,448	—
Zhou Guixiang	14,747
Wang Jia	2,448	—
Ge Xiaoqing	20,526	—
Meng Hao	6,882	—
Wang Hongli	—	2,850
Zhang Ying	—	2,964
Sun Zhongyao	2,448	—
Sun Xuqiang	15,911	—
Zheng Tinghai	5,498	12,242
Zhu Hongjun	12,360	—
Tang Sumei	—	26,947
Jin Huazhong	—	34,935
Shen Huaimei	61,799	56,800
Wang Jingfeng	13,463	—
Total	194,968	194,753

NOTE 13 — RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Guozhen Liu	Limited partner of Changxin International Limited Partnership, executive director and legal representative of Park Ha Shanghai, supervisor of XinZhan, parent of Xiaoqiu Zhang
Fujun Yu	Executive director, legal representative of Park Ha Jiangsu, supervisor of Park Ha Shanghai
Hengquan Zhang	Supervisor of Park Ha Jiangsu, parent of Xiaoqiu Zhang
Xiaoqiu Zhang	CEO, Chairperson of the board of directors, controlling shareholder of Park Ha Cayman
Li Wang	COO, Supervisor of Park Ha Investment

Due from related party

The Company made advances to Ms. Xiaoqiu Zhang for working capital to be paid on behalf of the Company. The balance due from Ms. Xiaoqiu Zhang was $37 and $35 as of April 30, 2026 and October 31, 2025, respectively.

The Company made advances to Ms. Li Wang for working capital to be paid on behalf of the Company. The balance due from Ms. Li Wang was $732 and $nil as of April 30, 2025 and October 31, 2025, respectively.

Due to related party

The Company received advances from Ms. Li Wang as working capital. The balance due to Ms. Li Wang was $nil and $7,026 as of April 30, 2026 and October 31, 2025, respectively.

The amounts due from related party and due to related party above are non-interest bearing, without maturity and due on demand.

F-25

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 14 — LEASES

As of April 30, 2026, the Company has entered into several operating leases for its self-operated stores, dormitories and offices. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

	For the Six Months End
	April 30,
	2026	2025
Lease Cost
Operating lease cost	$52,027	$14,098

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$46,988	$13,422

As of April 30, 2026 and October 31, 2025, the weighted average lease term and discount rate are as follows:

	April 30, 2026	October 31, 2025
Weighted average remaining lease term – operating leases (in years)	2.05	2.47
Average discount rate – operating lease	3.21%	3.25%

As of April 30, 2026 and October 31, 2025, the supplemental balance sheet information related to leases are as follows:

	April 30, 2026	October 31, 2025
Operating leases
Right-of-use assets	$181,274	$180,243

Operating lease liabilities, current	$128,432	$104,254
Operating lease liabilities, non-current	57,899	$75,915
Total operating lease liabilities	$186,331	$180,169

The undiscounted future minimum lease payment schedule as follows:

For the years ending April 30,
Due and unpaid for 2025	12,304
Remainder of 2026	74,352
2027	76,837
2028	28,308
Total undiscounted lease payments	191,801
Less imputed interest	(5,470)
Total lease liabilities	186,331

F-26

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 15 — SHAREHOLDERS’ EQUITY

The Company was incorporated in the Cayman Islands in October 2022 under the Cayman Islands Companies Act as an exempted company with limited liability.

For the year ended October 31, 2022, the Company issued 5,000,000 shares to certain founding shareholders in exchange for US$500 based on the par value. On June 29, 2024, our shareholders approved a share split of our outstanding Ordinary Shares at a ratio of 1:5. The Company has retroactively restated all share data for all of the periods presented pursuant to ASC 260 to reflect the share split, resulting in 25,000,000 Ordinary Shares issued and outstanding after the share split.

On December 26, 2024, the Company completed initial public offering, issued and sold 1,200,000 Ordinary Shares, at $4.00 per share for $4.80 million. The net proceeds of $3.89 million after deducting underwriting discounts and the offering expenses payable was received by the Company.

On January 24, 2025, the Company issued and sold 174,403 shares to an over-allotment arrangement, at $4.00 per share for $0.70 million. The net proceeds of 0.38million after deducting underwriting discounts and the offering expenses payable was received by the Company.

On February 28, 2025, the Board of Directors resolved and approved: the company adopt the 2025 Equity Incentive Plan, under which the total number of authorized and issuable shares of the company’s common stock (with a par value of $0.00002 per share) shall be 3,000,000 shares. On March 5, 2025, the company entered into five grant agreements with the respective grantees, specifying the grant date as March 5, 2025, with the vesting arrangement being immediately exercisable. The company recognized share-based compensation included in administrative expenses of $ 19,950,000 for the year ended October 31, 2025, calculated based on the fair value price of $ 6.65 per share on the grant date of March 5, 2025 multiplied by 3,000,000 shares.

On July 7, 2025, the Board of Directors resolved and approved: The Company intends to adopt the 2025 Equity Incentive Plan, under which the total number of authorized and issuable shares of the Company’s common stock (with a par value of $0.00002 per share) shall be 4,500,000 shares. On July 14, 2025, the Company entered into four grant agreements with the respective grantees, specifying the grant date as July 14, 2025, with the vesting arrangement being immediately exercisable. The company recognized share-based compensation included in administrative expenses of $ 4,120,200 for the year ended October 31, 2025, calculated based on the fair value price of $0.9156 per share on the grant date of July 14,2025 multiplied by 4,500,000 shares.

On October 3, 2025, at the 2025 annual general meeting of shareholders (the “AGM”) of the Company, the shareholders of the Company passed resolutions to increase the Company’s authorized share capital and re-classify and re-designate the Company’s authorized share capital. As a result, immediately following the AGM, the Company’s authorized share capital was increased, and re-classified and re-designated from US$50,000 divided into 2,500,000,000 Ordinary Shares of par value US$0.00002 each to US$300,000 divided into 12,000,000,000 Class A Ordinary Shares of par value US$0.00002 each, with each Class A Ordinary Share entitled to one vote, and 3,000,000,000 Class B Ordinary Shares of par value US$0.00002 each, with each Class B Ordinary Share entitled to 20 votes. The Company has retroactively restated all share data for all of the periods presented pursuant to ASC 260 to reflect the share reorganization.

F-27

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 15 — SHAREHOLDERS’ EQUITY (cont.)

On December 26, 2025, the Company held an extraordinary meeting of shareholders, during which the shareholders approved a proposal to effect a reverse stock split (the “Reverse Split”). The Board of Directors subsequently approved the Reverse Split and determined the exact ratio to be 1-for-50 on January 29, 2026. The Reverse Split became effective on February 20, 2026, and the Class A Ordinary Shares began trading on a post-Reverse Split basis on the Nasdaq Capital Market when the market opened on February 23, 2026, under the same symbol “BYAH.”

In connection with the Reverse Split, each 50 pre-split Class A Ordinary Shares outstanding were automatically combined and converted into one issued and outstanding Class A Ordinary Share without any action on the part of the shareholders. The Company did not issue fractional shares in connection with the Reverse Split. Instead, any fractional share interest that would otherwise have resulted from the Reverse Split was rounded up to the nearest whole share. To effect this rounding-up, an aggregate of 35 shares were issued on February 20, 2026, to settle fractional entitlements at the company level. Subsequently, an additional aggregate of 18,360 shares were issued on February 27, 2026, to complete the rounding-up of fractional shares at the individual shareholder level. The rounding-up of fractional shares did not result in any material change to the shareholders’ proportionate ownership interest in the Company.

All share and per share amounts disclosed in this report, including earnings per share calculations, have been retroactively restated for all periods presented pursuant to ASC 260 to reflect the Reverse Split. The par value of the Class A Ordinary Shares was also adjusted accordingly from US$0.00002 to US$0.001 per share.

On January 28, 2026, the Company completed a public offering, issued and sold 21,875,000 Ordinary Shares, of which 21,875,000 shares related to the public offering, at $0.112 per share for $2.45 million. The net proceeds of $2.244 million after deducting underwriting discounts and the offering expenses payable was received by the Company. The Company also registering 196,875,000 Class A Ordinary Shares underlying the Warrants (the “Warrant Shares”) pursuant to a zero-exercise price option. Each Warrant will have an initial exercise price of $0.112 per Class A Ordinary Share and will be exercisable beginning on the date of the issuance date and ending on the one-year anniversary of the issuance date. As the public offering was completed prior to the effective date of the 1-for-50 reverse stock split on February 20, 2026, the 21,875,000 shares issued in the offering have been retroactively adjusted to reflect the Reverse Split. On a post-split basis, this amount equates to 437,500 Class A Ordinary Shares.The Warrant Shares are also subject to proportional adjustment in connection with the Reverse Split.

On January 27, 2026, one holder exercised its 36,000 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 36,000 Class A Ordinary Shares on January 30, 2026.

On February 3, 2026, one holder exercised its 32,000 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 32,000 Class A Ordinary Shares on February 4, 2026.

On February 4, 2026, eleven holders exercised an aggregate of 900,000 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 900,000 Class A Ordinary Shares on February 4, 2026.

On February 5, 2026, one holder exercised its 12,379 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 12,379 Class A Ordinary Shares on February 5, 2026.

On February 23, 2026, eleven holders exercised an aggregate of 1,125,121 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 1,125,121 Class A Ordinary Shares on February 23, 2026.

F-28

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 15 — SHAREHOLDERS’ EQUITY (cont.)

On March 9, 2026, nine holders exercised an aggregate of 1,656,000 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 1,656,000 Class A Ordinary Shares on March 9, 2026.

On April 21, 2026, two holders exercised an aggregate of 30,000 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 30,000 Class A Ordinary Shares on April 21, 2026.

As of April 30, 2026, there were 4,543,884 Class A ordinary shares and 381,000 Class B ordinary shares issued and outstanding.

NOTE 16 — RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries.

	As of
	April 30, 2026	October 31, 2025
Paid-in capital	—	—
Additional paid in capital	2,561,211	2,561,211
Statutory reserve	217,264	217,264
Total	2,778,475	2,778,475

NOTE 17 — SEGMENTS AND GEOGRAPHIC INFORMATION

The Company believes that it operates in two business segments which comprised of products sales and franchise service; and it operates in one geographical location China. The Company disaggregates its revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Summarized financial information for the two reportable segments is as follows:

	Six Months Ended April 30, 2026
	Product Sales	Franchise fees	Consolidated
Revenues, net	716,105	541,584	1,257,689
Cost of revenues	44,704	1,015	45,719
Gross profit	671,401	540,569	1,211,970
Depreciation and amortization	94,757	525	95,282
Other expense (income), net	1,230,575	815,615	2,046,190
Income tax expenses (benefits)	222	(11,442)	(11,220)
Net (Loss) Income	(654,153)	(264,129)	(918,282)

F-29

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 17 — SEGMENTS AND GEOGRAPHIC INFORMATION (cont.)

	Six Months Ended April 30, 2025
	Product Sales	Franchise fees	Consolidated
Revenues, net	404,438	834,759	1,239,197
Cost of revenues	47,882	10,618	58,500
Gross profit	356,556	824,141	1,180,697
Depreciation and amortization	15,508		15,508
Other expense (income), net	7,112,270	13,709,967	20,822,237
Income tax expenses (benefits)	1,262	177,684	178,946
Net (Loss) Income	(6,772,484)	(13,063,510)	(19,835,994)

Summarized financial information for revenues, costs and profits is as follows

Sales revenues comprised of the following:

	Six Months Ended
	April 30, 2026		April 30, 2025
Products sales – Non-franchisees	600,022	48%	208,701	17%
Product Sales – Franchisees	116,083	9%	195,737	16%
Franchise fees	541,584	43%	834,759	67%
Total	1,257,689	100%	1,239,197	100%

Direct costs comprised of the following:

	Six Months Ended
	April 30, 2026		April 30, 2025
Products sales – Non-franchisees	28,077	62%	10,316	18%
Product Sales – Franchisees	16,627	36%	37,566	64%
Franchise fees	1,015	2%	10,618	18%
Total	45,719	100%	58,500	100%

Gross profit comprised of the following:

	Six Months Ended
	April 30, 2026		April 30, 2025
Products sales – Non-franchisees	571,945	47%	198,385	17%
Product Sales – Franchisees	99,456	8%	158,171	13%
Franchise fees	540,569	45%	824,141	70%
Total	1,211,970	100%	1,180,697	100%

F-30

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 18 — CONCENTRATION RISKS

Concentration of credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration of customers and suppliers

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

For the six months ended of April 30,2026, the company’s customers are relatively scattered, with no single customer accounting for more than 10% of total revenue.

The customers that accounted for 10% or more of the Company’s accounts receivable comprised of the following:

	April 30, 2026	October 31, 2025
Percentage of the Company’s accounts receivable
Customer D	11%	4%
Customer J	50%	28%
Customer L	—%	11%
Customer K	28%	15%

The suppliers that accounted for 10% or more of the Company’s purchases comprised of the following:

	For the Six Months Ended
	April 30, 2026	April 30, 2025
Percentage of the Company’s purchases
Supplier A	8%	12%
Supplier B	11%	12%
Supplier C	9%	13%
Supplier D	—%	—%
Supplier E	6%	14%
Supplier F	18%	—%
Supplier I	7%	11%
Supplier J	5%	11%

F-31

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 18 — CONCENTRATION RISKS (cont.)

The suppliers that accounted for 10% or more of the Company’s account payables comprised of the following:

	April 30, 2026	October 31, 2025
Percentage of the Company’s accounts payable
Supplier E	11%	—%
Supplier G	56%	81%
Supplier H	16%	19%
Supplier J	14%	—%

NOTE 19 — INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, entities are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

Hong Kong

Park Ha Biological Technology (HK) Co., Ltd. is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Park Ha Biological Technology (HK) Co., Ltd. did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Park Ha Biological Technology (HK) Co., Ltd.is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends for the six months ended April 30, 2026 and April 30, 2025.

China, PRC

The Company in general is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. “Park Ha Jiangsu” obtained its HNTE certificate on November 6, 2024. Therefore, “Park Ha Jiangsu” is eligible to enjoy a preferential tax rate of 15% from 2024 to 2026 to the extent it has taxable income under the EIT Law.

Announcement No. 12 [2023] of the Ministry of Finance and the State Taxation Administration stipulates that the preferential corporate income tax (CIT) policy for small and low-profit enterprises (SLPEs) — reducing taxable income by 25% and applying a 20% tax rate — shall be extended until December 31, 2027.Wuxi Muchen and Wuxi Mufeng and ParkHa Investment , with annual taxable income not exceeding RMB 1 million for the year ended October 31, 2025, qualify as SLPEs. As such, 25% of their taxable income is subject to CIT at the reduced rate of 20%.

Ai Meihui obtained the “Review Approval Notification for Application and Adjustment of Fixed Amount for Periodic Fixed-Amount Taxpayers” issued by the State Taxation Administration, Jiangsu Wuxi Economic Development Zone Tax Bureau on August 30, 2025, indicating that the application for “Periodic Fixed-Amount Taxpayer Application and Adjustment of Fixed Amount” submitted by Ai Meihui on August 22, 2025, has been approved. Upon review, Ai Meihui’s account shall implement a monthly taxable amount of 0.0 yuan from August 1, 2025, to December 31, 2025. As of April 30, 2026, the taxable amount assessed by the tax authority under the periodic fixed-amount collection method is nil

F-32

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 19 — INCOME TAX (cont.)

Xinyuexuan obtained the “Review Approval Notification for Application and Adjustment of Fixed Amount for Periodic Fixed-Amount Taxpayers” issued by the State Taxation Administration, Jiangsu Wuxi Economic Development Zone Tax Bureau on August 19, 2025, indicating that the application for “Periodic Fixed-Amount Taxpayer Application and Adjustment of Fixed Amount” submitted by Xinyuexuan on August 11, 2025, has been approved. Upon review, Xinyuexuan’s account shall implement a monthly taxable amount of zero yuan from July 1, 2025, to December 31, 2025. As of April 30, 2026, the taxable amount assessed by the tax authority under the periodic fixed-amount collection method is nil

Hefeng received a “Reminder of Approval for Periodic Fixed-Amount Taxpayer’s Application for Assessment and Adjustment of Fixed Quota” issued by the Tax Service Office of Wuxi Economic Development Zone of the State Administration of Taxation on August 19, 2025. The application for “Periodic Fixed-Amount Taxpayer’s Application for Assessment and Adjustment of Fixed Quota” filed by Hefeng on January 5, 2026, has been approved. As a result, Hefeng is subject to a monthly taxable amount of RMB 0.00 for the period from January 1, 2026 to December 31, 2026, as assessed by the tax authority.

Income taxes in the PRC are consist of:

	For the Six Months Ended
	April 30,
	2026	2025
Current income tax expense	60,070	180,939
Deferred income tax benefit	(71,290)	(1,993)
Total income tax expense	(11,220)	178,946

The net taxable income before income taxes and its provision for income taxes comprised of the following:

	For the Six Months Ended
	April 30,
	2026	2025
Loss attributed to China	(929,502)	(19,657,048)
PRC statutory tax rate	25%	25%
Income tax expense at PRC statutory income tax rate	(232,375)	(4,914,262)
Effect of different tax jurisdiction	154,755	—
Tax effect of preferential tax treatments	18,378	5,059,645
Research and development credit	(22,806)	(3,913)
Non-deductible expenses	2,454	1,862
Change in valuation allowance	68,374	35,614
Tax (benefit) expense, net	(11,220)	178,946

F-33

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 19 — INCOME TAX (cont.)

As of April 30, 2026 and October 31, 2025 deferred tax assets consist of the following:

	As of
	April 30, 2026	October 31, 2025
Net operating losses carried forward in the PRC	252,379	138,115
Allowance of expected credit loss	157,914	81,598
Allowance for inventory	1,607	1,759
Total	411,900	221,472
Less: Valuation allowance	(252,379)	(138,115)
Deferred tax assets, net	159,521	83,357

As of April 30, 2026 and october 31, 2025, the Company’s PRC entities had net operating loss carryforwards of approximately $1.36 million and $1.18 million, respectively which will start to expire from 2026. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will not be fully realized. As of April 30, 2026 and October 31, 2025, full valuation allowance is provided against the deferred tax assets related to the Company’s net operating loss carryforwards based upon management’s assessment as to their realization.

Note 20 — Commitments and contingencies

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Park Ha Jiangsu and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

NOTE 21 — SUBSEQUENT EVENTS

On June 15, 2026, the Company filed a registration statement for an offering and entered into a Securities Purchase Agreement with certain purchasers, pursuant to which the Company agreed to sell an aggregate of 1,133,332 Class A Ordinary Shares at a public offering price of $1.50 per share, and pre-funded warrants to purchase up to 200,000 Class A Ordinary Shares at a price of $1.49999 per pre-funded warrant (representing the per-share public offering price less an exercise price of $0.00001 per share). The pre-funded warrants are immediately exercisable, subject to a beneficial ownership limitation of 4.99% (or 9.99% at the holder’s election prior to issuance), and will remain exercisable until exercised in full. The Company’s Class A Ordinary Shares are listed on Nasdaq under the symbol “BYAH,” with the last reported sale price of $1.05 per share on June 11, 2026. Each Class A Ordinary Share carries one vote, while each Class B Ordinary Share carries 20 votes and is convertible into one Class A Ordinary Share; Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. In this offering, the Company issued an aggregate of 1,333,332 shares (including shares underlying the pre-funded warrants).The net proceeds of $1.74 million after deducting underwriting discounts and the offering expenses payable was received by the Company.

On June 19, 2026, two holders exercised an aggregate of 53,000 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 53,000  Class A Ordinary Shares on June 19, 2026.

On July 2, 2026, two holders exercised an aggregate of 53,000 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 53,000  Class A Ordinary Shares on July 2, 2026.

F-34

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 21 — SUBSEQUENT EVENTS (cont.)

On July 13, 2026, at the 2026 extraordinary general meeting of shareholders (the “EGM”) of the Company, the shareholders of the Company passed resolutions to (i) The authorised share capital of the Company is increased from US$3,000,000.00 divided into 3,000,000,000 ordinary shares of par value US$0.001 each, comprising 2,400,000,000 Class A Ordinary Shares and 600,000,000 Class B Ordinary Shares, to US$300,000,000 by creating additional 297,000,000,000 ordinary shares of par value US$ 0.001 each to rank pari passu in all respects with the existing shares in the capital of the Company such that the Company is authorised to issue 300,000,000,000 ordinary shares of par value US$0.001 each, comprising 240,000,000,000 Class A Ordinary Shares and 60,000,000,000 Class B Ordinary Share; (ii)The voting rights attaching to each Class B Ordinary Share are increased from 20 (twenty) votes to 100 (one hundred) votes for each Class B Ordinary Share of which he is the holder;(iii)The Board is hereby authorised, in its sole discretion, to effect one or more consolidations of all of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at any time during the three (3)-year period following the date of the Extraordinary General Meeting, with the exact consolidation ratio and effective time to be determined by the Board in its sole discretion, provided that the aggregate consolidation ratio resulting from any and all such share consolidations shall not be less than 2-for-1 nor greater than 5,000-for-1, and that the consolidated shares shall have the same rights and be subject to the same restrictions (other than any adjustment to par value) as the corresponding shares immediately prior to such share consolidation under the Company’s then effective Amended and Restated Memorandum and Articles of Association; and (iiii)The Board is hereby authorised, in its sole discretion, to effect one or more subdivisions of all of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at any time during the three (3)-year period following the date of the Extraordinary General Meeting, with the exact subdivision ratio and effective time to be determined by the Board in its sole discretion, provided that the aggregate subdivision ratio resulting from any and all such share subdivisions shall not be less than 2-for-1 nor greater than 100-for-1, and that the subdivided shares shall have the same rights and be subject to the same restrictions (other than any adjustment to par value) as the corresponding shares immediately prior to such share subdivision under the Company’s then effective Amended and Restated Memorandum and Articles of Association.

Board Resolution Dated May 8, 2026, the registered operators of Xinyuexuan Beauty Salon, Aimeihui Beauty Center, and Hefeng Beauty Store shall cease all operational activities and transfer all related business assets to the entity designated by Jiangsu Park Ha, while simultaneously settling all outstanding payables through the offset of the transfer consideration, and canceling the Company’s VIE structure.

On May 29, 2026, the Company incorporated Wuxi Ninglan Biotechnology Co., Ltd., a limited liability company，100% owned by Jiangsu Park.

On May 29, 2026, the Company incorporated Wuxi Youlan Biotechnology Co., Ltd.,a limited liability company，100% owned by Jiangsu Park.

On June 1, 2026, the Company incorporated Wuxi Boran Biotechnology Co., Ltd., a limited liability company，100% owned by Jiangsu Park.

On June 8, 2026, the Company incorporated Wuxi Manhui Biotechnology Co., Ltd., a limited liability company，100% owned by Jiangsu Park.

On June 8, 2026, the Company incorporated Wuxi Aimeihui Biotechnology Co., Ltd., a limited liability company，100% owned by Jiangsu Park.

On July 15, 2026, the Company incorporated Wuxi Huiyan Biotechnology Co., Ltd., a limited liability company，100% owned by Jiangsu Park.

The Company has evaluated subsequent events from April 30, 2026 and through the date of issuance of the consolidated financial statements which is July 24, 2026 and did not identify any subsequent events except disclosed above that would have material financial impact or that required adjustment of the Company’s consolidated financial statements.

Park Ha Biological Technology Co., Ltd. (“Park Ha Cayman”) was incorporated in the Cayman Islands on October 11, 2022.

F-35

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 22 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Park Ha Cayman exceed 25% of the consolidated net assets of the Company. For purposes of the test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.). The ability of the Company’s Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because substantially all of the Company’s operations are conducted in China and a substantial majority of the Company’s revenues are generated in China, a majority of the Company’s revenue being earned and currency received are denominated in Renminbi (“RMB”). RMB is subject to the exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict the Company’s ability to convert RMB into US Dollars.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the unaudited condensed consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Refer to the unaudited condensed consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

As of April 30, 2026 and October 31, 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the consolidated financial statements, if any.

Condensed Balance Sheets

	April 30,	October 31,
	2026	2025
ASSETS
Current Assets
Cash and cash equivalents	139,306	2,056,270
Short Term Investment	3,805,278	—
Other receivables and other current assets	—	293,333
Total Current Assets	3,944,584	2,349,603
Non-Current Assets
Investment in subsidiaries and VIEs	3,483,557	3,716,103
Total Non-Current Assets	3,483,557	3,716,103
TOTAL ASSETS	7,428,141	6,065,706

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accruals and other payables	30,000	60,000
Intercompany Payable	2,010,851	2,010,851
Total Current Liabilities	2,040,851	2,070,851
TOTAL LIABILITIES	2,040,851	2,070,851
Shareholders’ Equity
Class A Ordinary Shares, $0.001 par value; 12,000,000,000 shares authorized; 4,543,884 and 296,488 shares issued and outstanding as of April 30,2026 and October 31, 2025, respectively;*	4,544	296
Class B Ordinary Shares, $0.001 par value; 3,000,000,000 shares authorized; 381,000 shares issued and outstanding as of April 30,2026 and October 31, 2025, respectively*	381	381
Additional Paid In Capital	30,261,334	28,021,581
Statutory Reserve	217,264	217,264
Accumulated Deficits	(25,096,549)	(24,178,267)
Accumulated Other Comprehensive income (Loss)	316	(66,400)
Total Stockholders’ Equity	5,387,290	3,994,855
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,428,141	6,065,706

*	Retroactively restated to reflect the share split, reverse share split and share reorganization (See Note 15)

F-36

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 22 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

Condensed Statements of Operations

	Six Months Ended April 30, 2026	Six Months Ended April 30, 2025
Operating costs and expenses:
General and administrative expenses	647,155	20,212,966
Total operating expenses	647,155	20,212,966
Other income (expense):	—	—
Other income	—	29,001
Interest income	28,140	196
Interest (expense)	(4)	(20)
Total other income (expense), net	28,136	29,178
Income (loss) of subsidiaries and VIEs	(299,263)	347,794
Net loss	(918,282)	(19,835,994)

F-37